Exhibit 99.1

Press release
Brussels / 1 March 2018 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 4Q17 versus the same period of last year and FY17 versus the reference base for the same period of last year. For a description of the reference base and important disclaimers please refer to pages 21 and 22.

Anheuser-Busch InBev reports fourth quarter and full year 2017 results

HIGHLIGHTS

●

Revenue: Revenue grew by 5.1% in FY17 and by 8.2% in 4Q17, with revenue per hl growth of 5.1% in FY17 and 6.6% in 4Q17. On a constant geographic basis, revenue per hl grew by 5.1% in FY17 and by 6.7% in 4Q17, driven by global premiumization and revenue management initiatives.

●

Volume: Total volumes grew by 0.2% in FY17, with own beer volumes up 0.6% and non-beer volumes down 3.1%. In 4Q17, total volumes increased by 1.6%, with own beer volumes up 2.3% and non-beer volumes down 3.6%.

●

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 9.8% in FY17 and by 17.8% in 4Q17. Outside of their respective home markets, the global brands grew by 16.8% in FY17 and by 29.0% in 4Q17.

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Cost of Sales (CoS): CoS increased by 2.6% in FY17 and by 2.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 3.1% in FY17. In 4Q17, CoS increased by 4.6% and by 3.2% on a per hl basis. On a constant geographic basis, CoS per hl increased by 3.3% in 4Q17.

●

EBITDA: EBITDA increased by 13.4% in FY17 to 22 084 million USD, as a result of strong top-line growth and enhanced by synergy capture. EBITDA margin expanded by 288 bps to 39.1% in FY17. In 4Q17, EBITDA increased by 21.0% to 6 189 million USD with EBITDA margin expansion of 446 bps to 42.4%.

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Net finance results: Net finance costs (excluding non-recurring net finance results) were 5 814 million USD in FY17 compared to 5 208 million USD in FY16. In 4Q17, net finance costs were 1 559 million USD compared to 2 037 million USD in 4Q16.

●

Income taxes: Income tax in FY17 was 1 920 million USD with a normalized effective tax rate (ETR) of 22.9%, compared to 1 613 million USD in FY16 and a normalized ETR of 20.9%. In 4Q17, income tax expense was positive by 568 million USD with a normalized ETR of 32.1%, compared to an income tax expense of 553 million USD in 4Q16 and a normalized ETR of 28.6%.

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Profit: Normalized profit attributable to equity holders of AB InBev increased by 64.2% on a reported basis from 4 853 million USD in FY16 to 7 967 million USD in FY17, due to stronger top-line growth and synergy capture. Normalized profit attributable to equity holders of AB InBev increased by 123.5% on a reported basis from 919 million USD in 4Q16 to 2 054 million USD in 4Q17.

●

Earnings per share: Normalized earnings per share (EPS) increased by 42.8% on a reported basis from 2.83 USD in FY16 to 4.04 USD in FY17, and by 141.9% on a reported basis from 0.43 USD in 4Q16 to 1.04 USD in 4Q17.

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Dividend: The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 25 April 2018. When combined with the interim dividend of 1.60 EUR per share paid in November 2017, the total dividend for FY17 would be 3.60 EUR per share. A timeline showing the ex-coupon dates, the record dates, and the payment dates can be found on page 19.

●

Combination with SAB: The business integration resulted in synergies and cost savings of 1 304 million USD in FY17, of which 381 million USD were delivered in 4Q17. We have now delivered 2 133 million USD of the expected 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016.

●	2017 Full Year Financial Report is available on our website at www.ab-inbev.com.

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ab-inbev.com

Press release
Brussels / 1 March 2018 / 7.00am CET

Figure 1. Consolidated performance (million USD)
	FY16	FY16	FY17	Organic
	Reported	Reference Base		growth
Total Volumes (thousand hls)	500 242	615 880	612 572	0.2%
AB InBev own beer	433 925	505 040	507 692	0.6%
Non-beer volumes	61 906	107 583	100 211	-3.1%
Third party products	4 412	3 257	4 669	15.8%
Revenue	45 517	53 942	56 444	5.1%
Gross profit	27 715	32 776	35 058	6.7%
Gross margin	60.9%	60.8%	62.1%	91 bps
Normalized EBITDA	16 753	19 633	22 084	13.4%
Normalized EBITDA margin	36.8%	36.4%	39.1%	288 bps
Normalized EBIT	13 276	15 520	17 814	16.5%
Normalized EBIT margin	29.2%	28.8%	31.6%	313 bps

Profit attributable to equity holders of AB InBev	1 241		7 996
Normalized profit attributable to equity holders of AB InBev	4 853		7 967

Earnings per share (USD)	0.72		4.06
Normalized earnings per share (USD)	2.83		4.04

	4Q16		4Q17	Organic
				growth
Total Volumes (thousand hls)	159 439		145 977	1.6%
AB InBev own beer	123 975		126 754	2.3%
Non-beer volumes	33 444		17 994	-3.6%
Third party products	2 020		1 228	10.7%
Revenue	14 202		14 600	8.2%
Gross profit	8 795		9 434	10.3%
Gross margin	61.9%		64.6%	121 bps
Normalized EBITDA	5 248		6 189	21.0%
Normalized EBITDA margin	37.0%		42.4%	446 bps
Normalized EBIT	4 148		5 073	26.3%
Normalized EBIT margin	29.2%		34.7%	501 bps

Profit attributable to equity holders of AB InBev	400		3 037
Normalized profit attributable to equity holders of AB InBev	919		2 054

Earnings per share (USD)	0.21		1.54
Normalized earnings per share (USD)	0.43		1.04

Figure 2. Volumes (thousand hls)
	FY16	Scope	Organic	FY17	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	116 890	423	-3 817	113 496	-3.3%	-3.4%
Latin America West	108 995	-98	1 729	110 625	1.6%	1.7%
Latin America North	119 757	-25	-358	119 374	-0.3%	1.6%
Latin America South	32 158	-	1 904	34 062	5.9%	8.4%
EMEA	134 821	-4 157	1 027	131 692	0.9%	2.3%
Asia Pacific	101 320	148	518	101 986	0.5%	0.3%
Global Export and Holding Companies	1 939	-673	70	1 336	5.5%	5.5%
AB InBev Worldwide	615 880	-4 382	1 073	612 572	0.2%	0.6%

	4Q16	Scope	Organic	4Q17	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	26 539	75	-383	26 231	-1.4%	-1.5%
Latin America West	29 309	-27	143	29 425	0.5%	1.0%
Latin America North	33 888	-26	1 019	34 881	3.0%	5.8%
Latin America South	9 861	-	571	10 432	5.8%	7.0%
EMEA	41 204	-15 837	871	26 238	3.4%	4.4%
Asia Pacific	18 055	258	68	18 381	0.4%	0.2%
Global Export and Holding Companies	582	-163	- 31	388	-7.3%	-7.3%
AB InBev Worldwide	159 439	-15 721	2 259	145 977	1.6%	2.3%

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ab-inbev.com

Press release
Brussels / 1 March 2018 / 7.00am CET

MANAGEMENT COMMENTS

2017 was a transformative year for our company. We are well on our way to achieving our most successful business integration ever and we delivered the best performance in three years. Our reshaped brand portfolio is rising to every occasion to capture future growth.

Realizing the best of both worlds

The combination with SAB has exceeded our expectations. We have incorporated the best of both companies by bringing together world-class talent, integrating best practices and deepening our understanding of consumers and occasions across all markets.

Cost synergies are not only greater than originally expected, but they are also being delivered at a faster pace. Revenue synergies, although not externally quantified, are well underway through the successful launch of our global brands into new territories, among other activities.

We have also adopted a new way of looking at the beer category that recognizes different market maturities and the role of brand portfolios in driving category growth. As we look forward, we are excited about the growth opportunities in our expanded footprint for both developed and developing markets.

The combination has created something greater than the sum of its parts. This has only been possible through our Dream-People-Culture platform, which has driven us in the past and will continue to drive performance for the next 100+ years.

Achieving strong performance

For the five years ending 2017, our revenue CAGR of 4.6% exceeded that of all our global FMCG peers. The structural change in our global footprint resulting from the combination with SAB positions us towards higher growth markets, as evidenced by the accelerated momentum in 2017, with revenue growth of 5.1%.

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Press release
Brussels / 1 March 2018 / 7.00am CET

In addition to the synergy capture from one of the largest business combinations in history, we rebounded in Brazil and continued to reshape the portfolio in the US in order to reach consumers in more occasions. We achieved 5.1% revenue growth, up from 2.4% in 2016, and 13.4% EBITDA growth, up from -0.1% in 2016.

Our 2017 financial performance was our best in the past three years:

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We grew top-line in many of our new and established markets. Gaining momentum throughout the year, we delivered particularly strong results in the fourth quarter. Our three global brands led the way, with 2017 revenue growing by a combined 9.8%. Budweiser grew its global revenue by 4.1% and remains the world’s most valuable beer brand according to BrandZ™. According to Plato Logic in 2017, Budweiser extended its lead as the #1 beer brand in ex-domestic sales volumes. Stella Artois continued its long-term growth trajectory, with revenue up 12.8% driven by sales in North America, repatriation in Australia and its entry into South Africa and other new markets. Corona grew its revenue by 19.9% globally, led by Mexico, China, Australia and Argentina.

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We grew profitability in our two largest markets. In the US, EBITDA was up by 1.9%, and Michelob Ultra remains the biggest share gainer in the country for the 11th straight quarter. We continue to develop our high end brands while working closely with our wholesaler partners to grow our total portfolio. We know we have work to do in the US to balance the share and profitability equation and we remain committed to improving our share performance. In Brazil, despite the challenging macroeconomic conditions, we outgrew the industry, with beer volumes up by 0.7%. Strong revenue per hl growth of 6.2% supported our top-line and was enhanced by our premium portfolio, which grew volumes by double-digits. In 2H17, EBITDA grew by 20.4%, rebounding from a -19.7% decline in 1H17, finishing the year up 1.7%.

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Deleveraging to around 2x remains our commitment. We are tracking in line with our internal deleveraging targets, and we will prioritize debt repayment in order to meet this objective. Our Net Debt to EBITDA ratio decreased from 5.5x on a reported basis in 2016 to 4.8x in 2017, or 4.7x when adjusted for the closing of pending disposals and the foreign exchange time mismatch between the balance sheet and P&L translation. We will continue to proactively manage our debt portfolio, of which 93% holds a fixed-interest rate, 42% is denominated in currencies other than USD, and maturities are well-distributed across the next several years. Our cash flow from operating activities increased by 52.6% from 10.1 billion USD in 2016 to 15.4 billion USD in 2017. In addition, we maintained over 20 billion USD in cash and revolving credit facility liquidity.

Delivering top-line growth

Delivering consistent, profitable top-line growth remains our number one priority. We are building a company to last, brewing beers that will continue to bring people together across generations and communities.

Our portfolio now offers more than 500 brands and seven of the top 10 most valuable beer brands worldwide, according to BrandZ™. Nineteen of our brands generate more than 1 billion USD in retail sales annually. We distribute our beers to more than 100 countries, offering consumers a choice for every occasion.

This scale, combined with the strength of our brands and the depth of our talent, allows us to use new disruptive technologies to listen to and reach consumers with multiple platforms. ZX Ventures, our global growth and innovation group, identifies exciting opportunities to pilot new products, channels, occasions and retail experiences to offer more choice to consumers with the same great quality.

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Press release
Brussels / 1 March 2018 / 7.00am CET

By combining a deep understanding of different market maturities with analysis of changing consumer habits and trends, we define the optimal portfolio for any market to drive long-term growth. Western Europe and Australia are good examples of how the optimal portfolio – whether as an industry leader or as a challenger – can become the source of consistent, profitable revenue growth, even in developed markets.

Driving long term category health and growth

We are a truly global brewer, embedded in communities around the world. We take our responsibility for industry stewardship very seriously. We are brewers at heart – in 2017 our beers received 191 awards globally, more than any other brewer. The natural ingredients that go into beer, combined with the humble, but complex, craft of brewing, gives beer an advantage over other alcohol categories. Our passion for beer and brewing heritage, united with our global footprint and our talented colleagues, positions us well to drive category growth.

Our commercial priorities are as follows:

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Expand global brands: We continue to leverage the potential of our global brands by expanding into new markets such as South Africa, Colombia and Australia. These brands are also addressing consumer demand for premium and super premium choices. In 2017, we grew revenue of Budweiser, Stella Artois and Corona by 4.1%, 12.8% and 19.9%, respectively, for a combined total growth rate of 9.8%. Outside of their home markets, we grew our global brands by 16.8%.

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Premiumize and invigorate beer: We are bringing new vigor and energy to consumers’ experience with beer and expanded options. Our High End Company, a business unit made up of our global, specialty and craft brands, is now established in 22 markets that account for approximately 70% of the High End opportunity worldwide. Our specialized teams are dedicated to accelerating our growth rate versus historical performance with revenue of 4.6 billion USD in 2017 and 25.8% growth versus 2016. We are also gaining share in virtually all relevant beer types and we introduced new variants of our core brands to increase consumers’ beer choices.

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Elevate core lager: We employ a number of strategies to reinforce the quality heritage of core lager, including leveraging social media, sponsoring events, using differentiated messaging and developing unique packaging. Our goal is always to convey the unique character and quality of our brands and connect with beer drinkers.

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Create new consumer experiences and occasions: To further develop the beer category, we have broadened our approach beyond near beer products. We continue to respond to consumers’ desire for more balanced lifestyles by increasing our selection of no- and low-alcohol beer products (NABLAB) and near beer options that go well with a variety of experiences and occasions. Several of these brands also support our Global Smart Drinking Goals to have NABLAB represent 20% of our global beer volumes by 2025. In addition, we are creating new experiences and occasions that bring people together and make beer more relevant.

Contributing to a better world

For centuries, the experience of sharing a beer has brought people and cultures together. Even in our hyper-connected, always-on world, this simple act is as powerful today as it was generations ago.

To brew the highest-quality beers, we need a sustainable environment and thriving communities. Sustainability is not just related to our business, it is our business. Consumers increasingly demand a commitment to sustainability from the brands they purchase.

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Press release
Brussels / 1 March 2018 / 7.00am CET

In 2018, we will announce a set of ambitious Sustainability Goals, which will include: clean energy, smart agriculture, water conservation, recyclable packaging as well as safer workplaces and communities. We are investing in these goals globally and locally. Already in 2017, we committed to sourcing 100% of our purchased electricity from renewable energy sources by 2025.

Smart drinking and road safety are equally critical to our future. As part of our commitment to make every experience with beer positive and empower consumers to make smart choices, we are expanding our portfolio of no- and low-alcohol beer products. To promote road safety and reduce the harmful use of alcohol, we are continuing our focus on city pilots around the world, in partnership with local governments, multilateral organizations, NGOs and other companies. We are also expanding programs such as the Budweiser and Lyft ride share collaboration.

As a company of owners, we keep an entrepreneurial mindset and take performance personally. We not only seek out opportunity in our own business, but also support growth among our partners and communities for the long term. Knowing that brewing has sustained livelihoods and driven economic growth for centuries, we have developed programs to support the economies of our communities, including our SmartBarley program that helps local farmers increase crop quality and yields.

It is our Dream to Bring People Together for a Better World. As a category leader, it is our responsibility to set the standard. Even as we celebrate our progress, we are never completely satisfied with our results. For instance, we are committed to creating a more diverse workforce to benefit from a broader range of perspectives. We are also committed to growing our business the right way. Integrity and ethics are embedded in our company culture, and it is our expectation that all of our nearly 200,000 colleagues act with the highest ethical standards.

Continuing our journey

As the world’s leading brewer, we take responsibility for the health and growth of the global beer category. We are using our industry leading analytics, insights and brands to understand and address the evolving needs of consumers around the world.

Our geographic diversity limits our dependence and exposure to any one region, and our global footprint positions us for sustainable long-term growth. Furthermore, our robust portfolio of award-winning local, regional and global brands, combined with continuous innovation, allows us to expand our offerings to consumers across a broad range of occasions.

In the past year, as our integration with SAB has successfully progressed, our colleagues have amazed us by humbly adopting and embracing what we like to call the “best of both” in everything we do across our company. We have always been a company of owners, and we take results personally as we constantly drive toward a better future. While we delivered solid results in 2017, this is only the beginning of our combined company’s journey for the next 100 years and beyond.

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Press release
Brussels / 1 March 2018 / 7.00am CET

2018 OUTLOOK

(i)

Overall Performance: While recognizing volatility in some of our key markets, we expect to continue to deliver strong Revenue and EBITDA growth in FY18, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver net revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation. We expect a softer 1Q18 as a result of a tough comparable and the phasing of sales and marketing initiatives, but are confident that growth will accelerate for the balance of the year.

(ii)

Synergies: We maintain our 3.2 billion USD synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 1 586 million USD was captured between 1 April 2016 and 31 December 2017. The balance of just over 1 billion USD is expected to be captured in the next two to three years.

(iii)

Net Finance Costs: We expect the average net debt coupon in FY18 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 100 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iv)

Effective Tax Rate: We expect the normalized ETR in FY18 to be in the range of 24% to 26%, excluding any potential gains or losses on the hedging of our share-based payment programs. This guidance includes the impact of the US tax reform which introduces a lower US corporate tax rate, offset by a broader tax base and new limitations on certain business deductions. The ETR guidance is based upon available interpretation of the US tax reform act and may change as the company receives additional clarification and implementation guidance.

(v)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY18.

(vi)	Debt: Approximately 42% of our gross debt is denominated in currencies other than the US dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(vii)	Dividends: We continue to expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given the importance of deleveraging.

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ab-inbev.com

Press release
Brussels / 1 March 2018 / 7.00am CET

BUSINESS REVIEW

United States

We estimate that industry Sales-to-Retailers (STRs) in the United States declined by 1.3% in FY17 and by 1.4% in 4Q17 on a selling-day adjusted basis. Our own STRs were down 3.0% in the full year and down 2.6% in 4Q17 also on a selling-day adjusted basis, while our Sales-to-Wholesales (STWs) were down 3.5% in FY17 and down 1.5% in 4Q17. Our STWs caught-up in the fourth quarter from last quarter’s disruption caused by major hurricanes, in line with our expectation that STRs (down 3.3% on a non-adjusted basis) and STWs converge over time. Our revenues, which are based on our STWs, decreased by 2.0% in FY17 and grew by 0.5% in 4Q17. Revenue per hl grew by 1.5% in FY17 and by 2.1% in 4Q17 driven by revenue management initiatives as well as brand mix.

Our Above Premium brand portfolio had a strong year, gaining 45 bps of share in FY17 and accelerating its share gains in the fourth quarter, up 60 bps. Michelob Ultra led the growth in this segment, with volumes up by double-digits, continuing its run as the top share gainer in the US for the eleventh consecutive quarter. We continue to fuel the momentum behind Michelob Ultra, with two spots in last month’s Super Bowl highlighting the balance between fit and fun, and we have recently launched a new line extension named Pure Gold, which is brewed with organic grains. Stella Artois had a solid year as well, gaining share each quarter and continuing to build on its partnership with Water.org to provide clean water to millions of people in the developing world. Our regional craft portfolio also performed well this year, growing volume and share.

In the Premium and Premium Light segments, we underperformed the industry. Budweiser lost 40 bps in the full year and 35 bps in the fourth quarter, while Bud Light lost 85 bps of share in both the full year and the fourth quarter.

Budweiser saw improved brand health and consideration trends, as it amplified key cultural moments throughout the year. We launched the 1933 Repeal Reserve in the fourth quarter, which was positioned as an Above Premium brand and sold out in less than four weeks. We will leverage this momentum in 2018, solidifying Budweiser’s position as the “Great American Lager” with a focus on quality, while continuing to build on the successful America platform and scaling up on sports and food occasions.

While we continue to face challenges on Bud Light, we are seeing some encouraging signs. In the second half of 2017, the brand was prevalent across US pop-culture with its highly popular “Dilly-Dilly” campaign, making it the leading beer in social conversation in 4Q17 and solidifying the brand’s “Famous Among Friends” positioning. Heading into 2018, we will continue to leverage the popularity of the campaign, augmenting it with quality messaging and innovation. We will continue to enhance our hyper-local execution, building on our learnings from key test markets in 2017. We remain committed and focused on stabilizing Bud Light within its segment and improving its volume performance.

Our Value brand portfolio showed improved trends this year, with the Busch brand family and Bud Ice leading the way.

We continue to strengthen and expand our presence beyond traditional beer, with our recent bets in the non-alcohol space and SpikedSeltzer gaining momentum, as we leverage our strong wholesaler network to meet evolving consumer needs.

Overall, we estimate a decline in total market share of approximately 75 bps in FY17 and 55 bps in 4Q17, demonstrating sequential improvement in trend since the second quarter of this year. Our premiumization strategy, continued optimization of our commercial investments while maintaining share of voice, and disciplined cost management enabled full year EBITDA growth of 1.9% with margin expansion of 159 bps to 41.2% and 4Q17 EBITDA growth of 6.1% with margin expansion of 213 bps to 39.9%. We also delivered expansion of our gross profit margin for the eighth straight year, which grew by 66 bps to 61.4%.

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Press release
Brussels / 1 March 2018 / 7.00am CET

We are not satisfied with our market share performance and are working hard to balance the share and profitability equation. We will continue to focus on expanding and reshaping our portfolio of brands to meet consumer needs across a wide spectrum of occasions. We believe we have the talent, brands and resources in place to improve our share trends while maintaining profitability.

Mexico

Our business delivered another solid year in Mexico, with volumes up mid-single digits, revenues up high single digits, and revenue per hl growth of mid-single digits.

Our full brand portfolio performed well throughout the year. Victoria built upon its strong momentum, driven by the ongoing success of its Mexican heritage positioning. Corona also performed well, enhancing its customer proposition through an improved brand look as well as by owning key dates and passion points. Bud Light continued to grow volumes throughout the country, leveraging successful sports and music activations. We also saw success from our premium portfolio, with Michelob Ultra and Stella Artois leading the way.

EBITDA grew by 9.3% in FY17, with no change to the EBITDA margin of 43.5%. Strong top-line growth and continued premiumization was partially offset by operating leverage constraints. These included the impact of currency devaluation on our CoS, and elevated distribution costs caused by the combined effect of an increase in fuel costs at the beginning of the year and pressure on the production grid to meet regional and global demand. In 4Q17, EBITDA grew by 9.1% with margin expansion of 57 bps to 45.7%.

Colombia

Our revenue grew by 4.5% in FY17 with revenue per hl up 7.3%, benefitting from improved brand mix driven by continued rapid growth of our global brands, especially Corona. In 4Q17, revenue grew by 10.8% with revenue per hl improvement of 12.6%.

Our non-beer volumes performed very well, growing by 10.3% in the year and 2.1% in the quarter as a result of commercial initiatives and a favorable comparable. Our beer volumes declined by 4.2% in the year due to a challenging macroeconomic environment and tough comparable in 1H17. In 4Q17, beer volumes declined by 2.0% and we estimate that the beer category gained a further 160 bps share of total alcohol.

Our EBITDA in Colombia grew by 13.1% in FY17, with almost 400 bps of margin expansion. This result was driven by top-line growth and synergy capture, partially offset by increased SG&A largely due to investments behind our global brand portfolio. In 4Q17, EBITDA grew by 34.2% with margin expansion of 1000 bps.

Brazil

Our business in Brazil recovered well throughout the year and delivered its strongest results in the fourth quarter. Revenue grew by 5.6% in FY17, with revenue per hl growth of 6.2%. Our total volumes decreased by 0.6% in FY17, with beer volumes up 0.7% whereas the beer industry was slightly negative, and with soft drinks volumes down 4.3%. In 4Q17, revenue increased by 13.3%, with revenue per hl growth of 10.1% benefitting from revenue management initiatives. Volumes were up 2.9%, with beer volume growth of 5.1% and soft drink volume declines of 3.7%.

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Press release
Brussels / 1 March 2018 / 7.00am CET

Our premium portfolio continued broad-based, double-digit growth this year fueled by our three global brands, especially Budweiser.

Brazil grew full year EBITDA by 1.7% with margin contraction of 168 bps to 43.1%. In 2H17, EBITDA grew by 20.4%, rebounding from a 19.7% decline in 1H17. In 4Q17, EBITDA grew by 23.7%, with margin expansion of 430 bps to 51.6%.

The macroeconomic climate in Brazil remains volatile, and we expect a difficult first quarter as a result of an earlier Carnival and poor weather given lower temperatures and high rainfall. However, we believe our business is in a much better position today, with a healthy portfolio of brands, including our premium brands, and we have the commercial plans in place to further accelerate EBITDA growth, even if industry headwinds persist. We continue to build our business for the long term, and will evolve our strategy to further develop the health of the beer category in a sustainable way.

South Africa

Our beer revenues in South Africa grew by 6.0% in FY17, with revenue per hl growth of 5.0% and volume growth of 0.9%. In the fourth quarter we saw a more muted performance, with beer revenues up 2.7%, revenue per hl growth of 4.6% and volume declines of 1.8%, driven by challenging market conditions.

Our high end portfolio, led by Stella Artois, Corona and the recent seeding of Budweiser, showed consistent growth in volumes and market share gains throughout FY17, finishing the year with triple-digit growth. In the near beer segment, Flying Fish recorded over 60% growth during FY17. In the core plus segment, Castle Lite had another year of consistent growth.

Continuously investing in innovation, we introduced several new packages and products this year. Some especially noteworthy launches in 4Q17 include the one liter bottle, which establishes a new multi-serve pack size at an attractive price point within the core brand segment, and Castle Free, enabling us to compete in the non-alcohol beer segment with exciting implications for the image and health of the beer category.

EBITDA grew by 21.1% this year with margin expansion of over 600 bps, with top-line growth in the beer business enhanced by revenue and cost synergy capture. In 4Q17, EBITDA grew by 22.1% with margin expansion of more than 800 bps.

China

Revenue in China grew by 7.3% in FY17 with continued premiumization driving 6.2% revenue per hl growth and volume growth of 1.1%. In 4Q17, revenue growth of 6.6% was driven by strong revenue per hl growth of 8.7%, partially offset by volume declines of 1.9% due to industry weakness.

Market share grew in an industry that declined by an estimated 0.9% for FY17 and by 3.4% in 4Q17. Our brand portfolio again benefited from strong consumer preference for premium brands. In the core plus segment, Harbin Ice outperformed the industry nationally, aided by the Baipi wheat extension. Budweiser also grew nationally in FY17 with some notable successes this year, including establishing itself as the leading beer brand in sales in e-commerce. Our super premium portfolio, led by Corona, Hoegaarden, and Franziskaner, accelerated its growth throughout the year, with volumes almost doubling versus last year, and we are now the market leader in all super premium beer styles in China.

EBITDA grew by 34.7% in FY17 with margin expansion of 591 bps to 28.9% with premiumization driving top-line growth. In 4Q17, EBITDA resumed healthy year-over-year growth.

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Press release
Brussels / 1 March 2018 / 7.00am CET

Highlights from our other markets

The challenging industry environment in Canada continued into 4Q17, but our stable market share and revenue per hl growth allowed us to deliver topline growth in FY17. We are now the market leader in every category segment in the country. Bud Light remains the fastest growing brand in Canada, completing its 22nd consecutive year of market share growth. Our portfolio mix continues to improve, bolstered by growth in our craft portfolio and Stella Artois, and we continue to lead the Near Beer segment with our cider brands and ready-to-drink innovations.

Peru ended the year with revenue growth of 7.3% and volumes up by 0.4%. We successfully executed our brands’ commercial plans, with Cristal leveraging a key cultural moment by capitalizing on the country’s World Cup qualification. In Ecuador, revenues grew by 6.7% with volumes up by 0.8% in FY17. Through packaging innovations as well as the launch of our three global brands, we gained share of total alcohol this year and offered consumers more choice across a variety of price points.

Argentina delivered a very strong performance this year, with revenue growth of 41.4% and volume growth of 7.5%. Our beer business in Argentina grew by double-digits, fueled by the repositioning of Brahma as well as the successful launch of Quilmes Clásica, brewed using a classic recipe with no additives and focusing on national pride. Our premium portfolio, led by Stella Artois, Corona and local craft brand Patagonia, accelerated its growth and fueled positive mix. Our soft drink portfolio also performed well as a result of a new commercial and portfolio strategy, growing volumes and achieving its best result in more than six years.

Within EMEA, Western Europe performed very well, growing top-line by high single digits and achieving market share gains in the majority of our markets. The UK finished the year delivering double-digit top-line growth, helped in large part by the strong performances of our three global brands. In Eastern Europe, revenues declined by low single digits this year driven by the ongoing headwind of the large PET ban in Russia affecting the total industry. However, our global and premium brands performed well throughout the year. In Africa excluding South Africa, our own beer volumes grew in the mid-teens this year. Our own beer volumes grew double digit in the majority of the countries in which we operate, including Nigeria, Tanzania, Uganda and Zambia, as we continue to expand our offerings to consumers through both affordability and premiumization strategies.

Australia grew revenue by low double-digits this year, as a result of several strong brand performances across our portfolio. The Great Northern franchise became our number one brand in Australia by volume this year as we continue to fuel growth by addressing shifting consumer preferences. We also expanded our craft portfolio through the introduction of Goose Island from the US and the acquisitions of 4 Pines and Pirate Life. Our global brands accelerated their growth throughout the year with volumes up in the mid-teens, driven by distribution gains as well as commercial activations.

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Press release
Brussels / 1 March 2018 / 7.00am CET

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	FY16	FY16	FY17	Organic
	Reported	Reference Base		growth
Revenue	45 517	53 942	56 444	5.1%
Cost of sales	-17 803	-21 166	-21 386	-2.6%
Gross profit	27 715	32 776	35 058	6.7%
SG&A	-15 171	-18 111	-18 099	1.6%
Other operating income/(expenses)	732	855	854	7.6%
Normalized profit from operations (normalized EBIT)	13 276	15 520	17 814	16.5%
Non-recurring items above EBIT	-394		-662
Net finance income/(cost)	-5 208		-5 814
Non-recurring net finance income/(cost)	-3 356		-693
Share of results of associates	16		430
Income tax expense	-1 613		-1 920
Profit from continuing operations	2 721		9 155
Discontinued operations results	48		28
Profit	2 769		9 183
Profit attributable to non-controlling interest	1 528		1 187
Profit attributable to equity holders of AB InBev	1 241		7 996

Normalized EBITDA	16 753	19 633	22 084	13.4%
Normalized profit attributable to equity holders of AB InBev	4 853		7 967

	4Q16		4Q17	Organic
				growth
Revenue	14 202		14 600	8.2%
Cost of sales	-5 407		-5 166	-4.6%
Gross profit	8 795		9 434	10.3%
SG&A	-4 811		-4 668	0.4%
Other operating income/(expenses)	163		307	122.9%
Normalized profit from operations (normalized EBIT)	4 148		5 073	26.3%
Non-recurring items above EBIT	-117		-201
Net finance income/(cost)	-2 037		-1 559
Non-recurring net finance income/(cost)	-510		-658
Share of results of associates	10		217
Income tax expense	-553		568
Profit from continuing operations	941		3 441
Discontinued operations results	48		-
Profit	989		3 441
Profit attributable to non-controlling interest	589		404
Profit attributable to equity holders of AB InBev	400		3 037

Normalized EBITDA	5 248		6 189	21.0%
Normalized profit attributable to equity holders of AB InBev	919		2 054

Revenue

Consolidated revenue grew by 5.1% in FY17, with revenue per hl growth of 5.1%. This result was driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies around the world. On a constant geographic basis, revenue per hl grew by 5.1%. In 4Q17, revenue grew by 8.2% with revenue per hl growth of 6.6%. On a constant geographic basis revenue per hl grew by 6.7%.

Cost of Sales (CoS)

Total CoS increased by 2.6% in FY17, and also by 2.6% on a per hl basis. This increase was driven primarily by unfavorable transactional foreign exchange impacts, partially offset by synergy capture. On a constant geographic basis, CoS per hl increased by 3.1% in FY17. In 4Q17, CoS increased by 4.6%, with a CoS per hl increase of 3.2%, and 3.3% on a constant geographic basis.

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Selling, General & Administrative Expenses (SG&A)

SG&A expenses decreased by 1.6% in FY17, with incremental investments behind our global brands and premium portfolio more than offset by synergy capture and optimization of our commercial investments. In 4Q17, SG&A expenses decreased by 0.4%.

Other operating income

Other operating income grew by 7.6% in FY17 due to the sale of non-core assets and a reduction in operating expenses, and increased by 122.9% in 4Q17, due to phasing of government grants in China and Brazil.

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	4Q16	4Q17	FY16	FY17
Restructuring	-231	-61	-323	-468
Acquisition costs / Business combinations	-265	-112	-448	-155
Business and asset disposal (including impairment losses)	379	-28	377	-39
Impact on profit from operations	-117	-201	-394	-662

Normalized profit from operations excludes negative non-recurring items of 662 million USD in FY17 and 201 million in 4Q17, primarily due to restructuring costs as well as costs related to the combination with SAB.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	4Q16	4Q17	FY16	FY17
Net interest expense	-1 091	-949	-3 519	-4 005
Net interest on net defined benefit liabilities	-30	-19	-113	-101
Accretion expense	-242	-162	-648	-614
Other financial results	-674	-429	-928	-1 094
Net finance income/(cost)	-2 037	-1 559	-5 208	-5 814

Net finance costs (excluding non-recurring net finance costs) were 5 814 million USD in FY17 compared to 5 208 million USD in FY16. This increase was primarily driven by the annualization impact of the additional debt related to the SAB combination as well as the legacy SAB debt. Other financial results in FY17 include net losses on hedging instruments, foreign exchange losses, and a negative mark-to-market adjustment of 291 million USD linked to the hedging of our share-based payment programs compared to a loss of 384 million USD in FY16.

Net finance costs in 4Q17 include a negative mark-to-market adjustment of 397 million USD, linked to the hedging of our share-based payment programs, compared to a negative mark-to-market adjustment of 633 million USD in 4Q16.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	4Q16	4Q17	FY16	FY17
Share price at the start of the period (Euro)	116.60	101.30	114.40	100.55
Share price at the end of the period (Euro)	100.55	93.13	100.55	93.13
Number of equity derivative instruments at the end of the period (millions)	53.5	46.9	53.5	46.9

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Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	4Q16	4Q17	FY16	FY17
Mark-to-market (Grupo Modelo deferred share instrument)	-428	-188	-304	-146
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SAB	266	-	-2 693	-
that did not qualify for hedge accounting)
Other mark-to-market	-237	-182	39	-142
Other	-111	-288	-398	-405
Non-recurring net finance income/(cost)	-510	-658	-3 356	-693

Non-recurring net finance costs were 693 million USD in FY17 compared to 3 356 million USD in FY16. Non-recurring net finance costs in FY16 include a negative mark-to-market adjustment of 2 693 million USD, related to the portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

The FY17 result also includes mark-to-market losses on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo of 146 million USD, and derivative instruments entered into to hedge part of the restricted shares issued in relation to the combination with SAB of 142 million USD. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Other non-recurring net finance costs of 405 million USD in FY17 mainly relate to non-cash foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans.

In 4Q17, non-recurring net finance costs were 658 million USD compared to 510 million USD in 4Q16.

Figure 8. Non-recurring equity derivative instruments
	4Q16	4Q17	FY16	FY17
Share price at the start of the period (Euro)	116.60	101.30	114.40	100.55
Share price at the end of the period (Euro)	100.55	93.13	100.55	93.13
Number of equity derivative instruments at the end of the period (millions)	38.1	45.5	38.1	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	4Q16	4Q17	FY16	FY17
Income tax expense	553	-568	1 613	1 920
Effective tax rate	37.3%	-21.4%	37.4%	18.0%
Normalized effective tax rate	28.6%	32.1%	20.9%	22.9%

Income tax expense in FY17 was 1 920 million USD, compared to an income tax expense of 1 613 million USD in FY16. The normalized effective tax rate for FY17 reached 22.9% compared to 20.9% in FY16.

Income tax expense in 4Q17 was positive by 568 million USD with a normalized effective tax rate (ETR) of 32.1%, compared to an income tax expense of 553 million USD in 4Q16 and a normalized ETR of 28.6%. The increase in the normalized ETR resulted from a higher profit during 4Q17 and the timing of certain deductions during the year.

The 4Q17 income tax expense was positively impacted by a 1.8 billion USD adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion USD adjustment results mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser-Busch following the change in federal tax rate from 35% to 21%. The adjustment represents the company’s current best estimate of the deferred tax liability remeasurement resulting from the US tax reform and is recognized as a non-recurring gain per 31 December 2017. The estimate will be updated in 2018 once the company will have analyzed all necessary information to complete the exhaustive computation.

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Normalized Profit and Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	4Q16	4Q17	FY16	FY17
Profit attributable to equity holders of AB InBev	400	3 037	1 241	7 996
Non-recurring items, before taxes	117	201	394	662
Non-recurring finance (income)/cost, before taxes	510	658	3 356	693
Non-recurring taxes	-51	-1 697	-77	-830
Non-recurring non-controlling interest	-9	-145	-13	-526
Profit from discontinued operations	-48	-	-48	-28
Normalized profit attributable to equity holders of AB InBev	919	2 054	4 853	7 967

Normalized profit attributable to equity holders of AB InBev was 7 967 million USD in FY17, compared to 4 853 million USD in FY16. Normalized profit attributable to equity holders of AB InBev increased to 2 054 million USD in 4Q17 from 919 million USD in 4Q16, which was mainly driven by an organic increase in EBITDA, and lower net finance results partly offset by higher income taxes.

Normalized and Basic EPS

Figure 11. Earnings per share (USD)
	4Q16	4Q17	FY16	FY17
Basic earnings per share	0.21	1.54	0.72	4.06
Non-recurring items, before taxes	0.06	0.10	0.23	0.34
Non-recurring finance (income)/cost, before taxes	0.23	0.33	1.96	0.35
Non-recurring taxes	-0.03	-0.86	-0.04	-0.42
Non-recurring non-controlling interest	-0.01	-0.07	-0.01	-0.27
Profit from discontinued operations	-0.03	-	-0.03	-0.01
Normalized earnings per share	0.43	1.04	2.83	4.04

Basic earnings per share increased from 0.72 USD in FY16 to 4.06 USD in FY17. The FY17 basic earnings per share benefitted from a one-time deferred tax remeasurement following the US tax reform, partially offset by the impact of the Brazilian Federal Tax Regularization Program entered into by Ambev. The FY16 basic earnings per share were negatively impacted by losses on foreign exchange hedges related to the SAB combination that did not qualify for hedge accounting.

Normalized earnings per share (EPS) increased by 42.8% on a reported basis from 2.83 USD in FY16 to 4.04 USD in FY17, and by 141.9% on a reported basis from 0.43 USD in 4Q16 to 1.04 USD in 4Q17. This is primarily due to the increased profit in FY17 and the pre-funding of the SAB transaction that occurred in FY16, partially offset by higher net finance costs and increased income tax expenses in FY17.

Figure 12 provides the main drivers of our normalized EPS for FY17 and 4Q17 and the prior year period.

Figure 12. Key components-Normalized Earnings per share in USD
	4Q16	4Q17	FY16	FY17
Normalized EBIT	2.16	2.62	7.72	10.38
Mark-to-market (Hedging of our share-based payment programs)	-0.37	-0.23	-0.22	-0.17
Pre-funding of SAB transaction	0.03	-	-0.71	-
Net finance cost	-0.76	-0.57	-2.10	-3.22
Income tax expense	-0.32	-0.61	-0.98	-1.60
Associates & non-controlling interest	-0.31	-0.17	-0.88	-0.75
Share dilution	-	-	-	-0.60
Normalized EPS	0.43	1.04	2.83	4.04

Note: FY16 and FY17 before dilution calculated based upon weighted average number of shares per FY16 of 1 717 million shares.

EPS after dilution based upon weighted average number of shares per FY17 of 1 971 million shares.

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Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q16	4Q17	FY16 Reported	FY17
Profit attributable to equity holders of AB InBev	400	3 037	1 241	7 996
Non-controlling interests	589	404	1 528	1 187
Profit	989	3 441	2 769	9 183
Discontinued operations results	-48	-	-48	-28
Profit from continuing operations	941	3 441	2 721	9 155
Income tax expense	553	-568	1 613	1 920
Share of result of associates	-10	-217	-16	-430
Net finance (income)/cost	2 037	1 559	5 208	5 814
Non-recurring net finance (income)/cost	510	658	3 356	693
Non-recurring items above EBIT (incl. non-recurring impairment)	117	201	394	662
Normalized EBIT	4 148	5 073	13 276	17 814
Depreciation, amortization and impairment	1 100	1 116	3 477	4 270
Normalized EBITDA	5 248	6 189	16 753	22 084

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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FINANCIAL POSITION

Figure 14. Cash Flow Statement (million USD)
	FY16	FY17
Operating activities
Profit	2 769	9 183
Interest, taxes and non-cash items included in profit	13 572	12 484
Cash flow from operating activities before changes in working capital and use of provisions	16 341	21 667

Change in working capital	173	219
Pension contributions and use of provisions	-470	-616
Interest and taxes (paid)/received	-5 977	-5 982
Dividends received	43	142
Cash flow from operating activities	10 110	15 430

Investing activities
Net capex	-4 768	-4 124
Acquisition of SAB, net of cash acquired	-65 166	-
Net of tax proceeds from SAB transaction-related divestitures	16 342	8 248
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-792	-556
Proceeds from the sale/(acquisition) of investment in short-term debt securities	-5 583	4 337
Net of tax proceeds from the sale of assets held for sale	146	16
Other	-256	-67
Cash flow from investing activities	-60 077	7 854

Financing activities
Dividends paid	-8 450	-9 275
Net (payments on)/proceeds from borrowings	62 675	-9 981
Other (including net finance cost other than interest)	-3 494	-1 748
Cash flow from financing activities	50 731	-21 004

Net increase/(decrease) in cash and cash equivalents	764	2 280

Our cash flow from operating activities increased by 52.6% from 10.1 billion USD in 2016 to 15.4 billion USD in 2017, explained by a higher profit following the SAB combination in 4Q16.

Net cash from investing activities was 7.9 billion USD in FY17 as compared to expenditures of 60.1 billion USD in FY16. The cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures. The 2016 cash flow from investing activities is mainly impacted by the payment associated with the combination with SAB net of the cash acquired and the proceeds from the announced divestitures.

Our net capital expenditures amounted to 4.1 billion USD in FY17 and 4.8 billion USD in FY16. Out of the total FY17 capital expenditures approximately 45% was used to improve our production facilities while 30% was used for logistics and commercial investments and 25% was used for improving administrative capabilities and purchase of hardware and software.

The cash outflow from our financing activities amounted to 21.0 billion USD in FY17, as compared to a cash inflow of 50.7 billion USD in FY16. The cash outflow in FY17 reflects dividends paid and net payments on borrowings, as compared to the cash inflow in FY16 reflecting the funding of the combination with SAB.

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Our net debt decreased to 104.4 billion USD as of 31 December 2017, from 108.0 billion USD as of 31 December 2016.

Deleveraging to around 2x remains our commitment. We are tracking in line with our internal deleveraging targets, and we will prioritize debt repayment in order to meet this objective.

Our Net Debt to EBITDA ratio decreased from 5.5x on a reported basis in 2016 to 4.8x in 2017, or 4.7x when adjusted for the closing of pending disposals and the foreign exchange time mismatch between the balance sheet and P&L translation. The net debt to EBITDA calculation excludes the EBITDA from the SAB Central and Eastern Europe business, the stake in Distell and CCBA for the 12-month period ending 31 December 2017.

We will continue to proactively manage our debt portfolio, of which 93% holds a fixed-interest rate, 42% is denominated in currencies other than USD, and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, we maintained over 20 billion USD in cash and revolving credit facility liquidity, which consisted of 9.0 billion USD available under committed long-term credit facilities and approximately 11.7 billion USD of cash, cash equivalents and short-term investments.

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PROPOSED FINAL DIVIDEND

Dividend Timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	30 April 2018	02 May 2018	03 May 2018
MEXBOL: ANB	30 April 2018	02 May 2018	03 May 2018
JSE: ANH	02 May 2018	04 May 2018	07 May 2018
NYSE: BUD (ADR program)	01 May 2018	02 May 2018	30 May 2018
Restricted Shares	30 April 2018	02 May 2018	03 May 2018

The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 25 April 2018. When combined with the interim dividend of 1.60 EUR per share paid in November 2017, the total dividend for the Fiscal Year 2017 would be 3.60 EUR per share.

RECENT EVENTS
1.	4.25 billion EUR Bond Issuance

On 23 January 2018, we completed the issuance of 1.5 billion EUR aggregate principal amount of floating rate Notes due 15 April 2024, bearing interest at an annual rate of 30 basis points above three-month EURIBOR, 2 billion EUR aggregate principal amount of 1.15% Notes due 22 January 2027 and 750 million EUR aggregate principal amount of 2.00% Notes due 23 January 2035.

2.	Bond Redemption

On 15 February 2018, we announced that we are exercising our respective options to redeem in full the entire outstanding principal amount of the following series issued by our subsidiary Anheuser-Busch InBev Worldwide Inc. on 19 March 2018:

Aggregate Principal Amount	Title of Series of Notes (collectively, the “Notes”)	CUSIP Nos.

USD 3 143 000	7.750% Notes due 2019	03523TAB4 / U03597AB4

USD 2 496 857 000	7.750% Notes due 2019	03523TBE7

The total principal amount of the notes that will be retired is 2.5 billion USD and the redemption of the notes will be financed with cash. For more information on the calculation of the redemption price of the notes, see our press release issued on 15 February 2018.

3.	Ordinary share delivery under deferred share instruments

We will deliver 23,076,922 Ordinary Shares on 21 May 2018, that are due under deferred share instruments.

The deferred share entitlements had been issued by AB InBev in connection with the closing of the Grupo Modelo acquisition in June 2013. Under such entitlements, selected former Grupo Modelo shareholders committed upon tendering of their shares in Grupo Modelo, to invest USD 1.5 billion of their proceeds from the tender offer into ordinary shares of AB InBev, and acquired an aggregate of 23,076,922 ordinary shares, to be delivered within five years. The consideration for the acquisition of such ordinary shares was paid by such former Grupo Modelo shareholders to AB InBev on 5 June 2013.

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The deferred share entitlements provided for the delivery of these ordinary shares no later than 5 June 2018. Such delivery obligation will be met through the use of part of AB InBev’s outstanding treasury shares.

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NOTES

AB InBev’s 4Q17 and 4Q16 and FY17 and FY16 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS (except for the Reference Base and volume information). Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. The results of the CEE business are presented as “discontinued operations result”. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with SAB that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 9M16 and FY16 segment reporting for purposes of this results announcement and internal review by senior management. This presentation (referred to as the “Reference Base”) includes, for comparative purposes, the results of the SAB business as if the combination had taken place at the beginning of 4Q15, but excluding the results of (i) those business sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally and (ii) the Central and Eastern Europe business and the stake in Distell. The changes, effective 1 October 2016, include the former SAB geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within APAC.

4Q17 and FY17 EPS is based upon a weighted average of 1 971 million shares compared to a weighted average of 1 943 million shares for 4Q16 and 1 717 million shares for FY16. The variance in the weighted averaged between 4Q16 and FY16 is a result of the restricted shares issued in connection with the combination with SAB in 4Q16.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holdings Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The Fourth Quarter 2017 (4Q17) and Full Year 2017 (FY17) financial data set out in Figure 1 (except for the Reference Base and volume information), Figures 3 to 5, 7, 9, 10, 13 to 14 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2017, which have been audited by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. Financial data included in Figures 6, 8, 11, 12 and 15 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2017 (except for the volume information).

The 2016 Reference Base information is based in part on certain assumptions that AB InBev believes are reasonable under the circumstances. The 2016 Reference Base information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SAB groups that would have resulted had the combination occurred on 8 October 2015, or project the results of operations or financial position of the combined group for any future date or period. The 2016 Reference Base information is not pro forma financial information, and has not been prepared in accordance with Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. It is therefore not consistent in terms of content and presentation with pro forma financial information that would be included in reports filed under Sections 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended.

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Brussels / 1 March 2018 / 7.00am CET

CONFERENCE CALL AND WEBCAST

Press Conference:

10.30 am CET – Global Headquarters, Leuven, Belgium

Investor Conference call and Webcast on Thursday, March 1, 2018:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

http://event.on24.com/wcc/r/1584926-1/EF61B68A0EE7F2B951B3C492C8482D86

Conference call (with interactive Q&A):

http://www.directeventreg.com/registration/event/2386444

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Aimee Baxter Tel: +1-718-650-4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 (0)16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Peter Dercon Tel: +32 (0)16 276 823 E-mail: peter.dercon@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200,000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	FY16 Reference Base	Scope	Currency translation	Organic growth	FY17	Organic growth
Total volumes (thousand hls)	615 880	-4 382	-	1 073	612 572	0.2%
of which AB InBev own beer	505 040	-603	-	3 255	507 692	0.6%
Revenue	53 942	-784	601	2 685	56 444	5.1%
Cost of sales	-21 166	521	-211	-529	-21 386	-2.6%
Gross profit	32 776	-263	390	2 155	35 058	6.7%
SG&A	-18 111	-58	-217	288	-18 099	1.6%
Other operating income/(expenses)	855	-94	36	58	854	7.6%
Normalized EBIT	15 520	-415	208	2 501	17 814	16.5%
Normalized EBITDA	19 633	-373	255	2 569	22 084	13.4%
Normalized EBITDA margin	36.4%				39.1%	288 bps

North America	FY16 Reference Base	Scope	Currency translation	Organic growth	FY17	Organic growth
Total volumes (thousand hls)	116 890	423	-	-3 817	113 496	-3.3%
Revenue	15 698	145	22	-277	15 588	-1.8%
Cost of sales	-5 858	-95	-7	183	-5 777	3.1%
Gross profit	9 841	49	16	-94	9 811	-1.0%
SG&A	-4 438	-66	-9	152	-4 361	3.4%
Other operating income/(expenses)	39	-	-	-3	36	-7.4%
Normalized EBIT	5 441	-16	7	54	5 486	1.0%
Normalized EBITDA	6 250	-10	8	81	6 329	1.3%
Normalized EBITDA margin	39.8%				40.6%	124 bps

Latin America West	FY16 Reference Base	Scope	Currency translation	Organic growth	FY17	Organic growth
Total volumes (thousand hls)	108 995	-98	-	1 729	110 625	1.6%
Revenue	8 595	-13	14	642	9 238	7.5%
Cost of sales	-2 488	7	3	-77	-2 555	-3.1%
Gross profit	6 107	-5	17	565	6 683	9.3%
SG&A	-2 842	-53	1	17	-2 876	0.6%
Other operating income/(expenses)	105	-50	-	33	89	59.3%
Normalized EBIT	3 370	-107	18	615	3 896	18.9%
Normalized EBITDA	3 983	-109	18	620	4 512	16.0%
Normalized EBITDA margin	46.3%				48.8%	358 bps

Latin America North	FY16 Reference Base	Scope	Currency translation	Organic growth	FY17	Organic growth
Total volumes (thousand hls)	119 757	-25	-	-358	119 374	-0.3%
Revenue	8 630	-3	624	524	9 775	6.1%
Cost of sales	-3 239	1	-236	-269	-3 744	-8.3%
Gross profit	5 391	-3	389	254	6 031	4.7%
SG&A	-2 701	-42	-201	-116	-3 060	-4.2%
Other operating income/(expenses)	330	-2	25	7	361	2.1%
Normalized EBIT	3 020	-46	213	145	3 332	4.9%
Normalized EBITDA	3 790	-46	267	170	4 180	4.5%
Normalized EBITDA margin	43.9%				42.8%	-63 bps

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Latin America South	FY16	Scope	Currency	Organic	FY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	32 158	-	-	1 904	34 062	5.9%
Revenue	2 850	-	-230	743	3 363	26.1%
Cost of sales	-927	-	73	-354	-1 207	-38.2%
Gross profit	1 923	-	-157	389	2 156	20.2%
SG&A	-704	-8	57	-126	-781	-17.7%
Other operating income/(expenses)	20	-	-1	-6	13	-29.6%
Normalized EBIT	1 240	-8	-101	257	1 388	20.9%
Normalized EBITDA	1 431	-8	-115	287	1 595	20.1%
Normalized EBITDA margin	50.2%				47.4%	-234 bps

EMEA	FY16	Scope	Currency	Organic	FY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	134 821	-4 157	-	1 027	131 692	0.9%
of which AB InBev own beer	86 512	883	-	1 973	89 369	2.3%
Revenue	9 700	-128	207	565	10 344	6.3%
Cost of sales	-4 381	-19	-73	-136	-4 609	-3.5%
Gross profit	5 319	-147	134	429	5 735	8.6%
SG&A	-3 197	-4	-80	-54	-3 336	-1.8%
Other operating income/(expenses)	42	-2	5	63	108	154.7%
Normalized EBIT	2 163	-153	58	438	2 507	21.8%
Normalized EBITDA	2 903	-112	74	485	3 349	17.9%
Normalized EBITDA margin	29.9%				32.4%	331 bps

Asia Pacific	FY16	Scope	Currency	Organic	FY17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	101 320	148	-	518	101 986	0.5%
Revenue	7 250	44	-36	546	7 804	7.5%
Cost of sales	-3 293	-36	28	99	-3 201	3.0%
Gross profit	3 958	8	-8	645	4 603	16.3%
SG&A	-2 747	-61	24	49	-2 735	1.7%
Other operating income/(expenses)	163	-1	-3	8	168	4.8%
Normalized EBIT	1 374	-53	14	701	2 035	53.0%
Normalized EBITDA	2 114	-64	2	643	2 695	31.2%
Normalized EBITDA margin	29.2%				34.5%	625 bps

Global Export and Holding	FY16	Scope	Currency	Organic	FY17	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	1 939	-673	-	70	1 336	5.5%
Revenue	1 218	-828	-	-58	332	-14.8%
Cost of sales	-980	663	-1	25	-292	8.0%
Gross profit	238	-165	-1	-33	40	-42.4%
SG&A	-1 482	174	-9	367	-950	28.9%
Other operating income/(expenses)	155	-41	9	-44	79	-38.9%
Normalized EBIT	-1 089	-31	-	290	-830	26.9%
Normalized EBITDA	-837	-24	1	283	-577	34.4%

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Annex 2
AB InBev Worldwide	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	159 439	-15 721	-	2 259	145 977	1.6%
of which AB InBev own beer	123 975	-34	-	2 813	126 754	2.3%
Revenue	14 202	-868	172	1 094	14 600	8.2%
Cost of sales	-5 407	502	-36	-225	-5 166	-4.6%
Gross profit	8 795	-366	136	869	9 434	10.3%
SG&A	-4 811	185	-62	20	-4 668	0.4%
Other operating income/(expenses)	163	-33	17	160	307	122.9%
Normalized EBIT	4 148	-215	91	1 049	5 073	26.3%
Normalized EBITDA	5 248	-222	107	1 057	6 189	21.0%
Normalized EBITDA margin	37.0%				42.4%	446 bps

North America	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	26 539	75	-	-383	26 231	-1.4%
Revenue	3 616	26	19	21	3 682	0.6%
Cost of sales	-1 376	-18	-6	10	-1 390	0.8%
Gross profit	2 239	7	13	32	2 292	1.4%
SG&A	-1 054	-20	-7	10	-1 072	1.0%
Other operating income/(expenses)	-3	-	-	16	14	579.0%
Normalized EBIT	1 182	-13	6	58	1 234	5.0%
Normalized EBITDA	1 393	-11	7	68	1 457	4.9%
Normalized EBITDA margin	38.5%				39.6%	166 bps

Latin America West	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	29 309	-27	-	143	29 425	0.5%
Revenue	2 311	-12	72	207	2 578	9.0%
Cost of sales	-648	9	-20	-18	-677	-2.9%
Gross profit	1 662	-2	52	189	1 901	11.4%
SG&A	-722	-18	-23	23	-740	3.1%
Other operating income/(expenses)	5	10	1	42	59	267.1%
Normalized EBIT	946	-10	30	254	1 219	27.1%
Normalized EBITDA	1 087	-12	35	267	1 377	24.8%
Normalized EBITDA margin	47.0%				53.4%	679 bps

Latin America North	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	33 888	-26	-	1 019	34 881	3.0%
Revenue	2 730	-3	54	353	3 134	13.0%
Cost of sales	-973	1	-1	-34	-1 008	-3.5%
Gross profit	1 757	-3	53	319	2 127	18.2%
SG&A	-763	-10	-9	-132	-914	-17.1%
Other operating income/(expenses)	43	-	3	83	129	191.1%
Normalized EBIT	1 037	-13	47	270	1 341	26.3%
Normalized EBITDA	1 247	-13	47	294	1 576	23.8%
Normalized EBITDA margin	45.7%				50.3%	435 bps

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Latin America South	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	9 861	-	-	571	10 432	5.8%
Revenue	942	-	-82	215	1 076	22.9%
Cost of sales	-287	-	25	-92	-354	-31.9%
Gross profit	655	-	-56	124	722	18.9%
SG&A	-209	-5	18	-17	-212	-7.8%
Other operating income/(expenses)	11	-	-1	-2	8	-14.5%
Normalized EBIT	457	-5	-39	106	518	23.4%
Normalized EBITDA	515	-5	-43	104	570	20.3%
Normalized EBITDA margin	54.7%				53.0%	-113 bps

EMEA	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	41 204	-15 837	-	871	26 238	3.4%
of which AB InBev own beer	22 891	174	-	1 026	24 092	4.4%
Revenue	2 909	-784	70	127	2 322	6.0%
Cost of sales	-1 320	454	-21	-66	-954	-7.9%
Gross profit	1 589	-330	49	61	1 369	4.7%
SG&A	-915	175	-24	33	-731	4.4%
Other operating income/(expenses)	28	-3	1	7	34	26.0%
Normalized EBIT	701	-157	27	100	671	17.4%
Normalized EBITDA	918	-176	37	112	891	15.2%
Normalized EBITDA margin	31.6%				38.4%	302 bps

Asia Pacific	4Q16	Scope	Currency	Organic	4Q17	Organic
			translation	growth		growth
Total volumes (thousand hls)	18 055	258	-	68	18 381	0.4%
Revenue	1 483	7	38	198	1 726	13.4%
Cost of sales	-694	-4	-13	11	-701	1.5%
Gross profit	789	3	25	208	1 025	26.5%
SG&A	-714	-31	-7	25	-727	3.4%
Other operating income/(expenses)	-4	-	1	70	66	1,483.8%
Normalized EBIT	71	-29	18	304	364	719.4%
Normalized EBITDA	263	-27	20	273	528	116.2%
Normalized EBITDA margin	17.7%				30.6%	1437 bps

Global Export and Holding	4Q16	Scope	Currency	Organic	4Q17	Organic
Companies			translation	growth		growth
Total volumes (thousand hls)	582	-163	-	-31	388	-7.3%
Revenue	212	-104	-	-27	81	-25.2%
Cost of sales	-108	61	-	-35	-82	-83.0%
Gross profit	104	-41	-	-63	-1	-95.0%
SG&A	-434	94	-9	77	-272	23.9%
Other operating income/(expenses)	83	-40	12	-56	-2	-133.1%
Normalized EBIT	-247	12	2	-42	-275	-19.7%
Normalized EBITDA	-175	22	5	-61	-210	-44.8%

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